EXHIBIT 17.1

                             [FIRECREEK LETTERHEAD]
an EGPI Firecreek Company


4 May 2006

Boards of Directors of
EGPI Firecreek, Inc. and
Firecreek Petroleum, Inc.
c/o Dennis R. Alexander,
Chairman of the Board
6564 Smoke Tree Lane
Town of Paradise Valley, Arizona 85253

Gentlemen:

This is to advise you that, effective as of Friday, 5 May 2006, I hereby resign as Executive Vice President of EGPI Firecreek, Inc. and Firecreek Petroleum, Inc., and from all director, officer, committee and other positions that I hold with these companies and their subsidiaries. I have determined to explore other opportunities.

I believe that EGPI Firecreek, Inc. and Firecreek Petroleum, Inc. will continue on the path to success that has commenced with the Ten Mile Draw project in Wyoming, and I wish you all the best.


Very truly,

/s/ William E. Merritt
-------------------------

William E. Merritt